1127

04024649

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atna Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FILE NO. 82- 1556 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/30/04

ATNA
RESOURCES LTD.

ANNUAL REPORT 2003

ATNA

RESOURCES LTD.

TABLE of CONTENTS

Report to Shareholders 1

Nevada 2

Yukon 4

Chile 4

Management Discussion
and Analysis 5

Auditors' Report 9

Consolidated Balance Sheets 10

Consolidated Statements
of Operations and Deficit 11

[illegible]

[illegible]
Financial Statements [illegible]

Corporate Information .... Inside Back Cover





"FORWARD to DISCOVERY"

REPORT TO SHAREHOLDERS

Atna is entering its 20th year of operations with a successful record of discovery and with an invigorated exploration team poised to make new discoveries. As the gold price began to rise in late 2002, Atna was among the first companies to recognize the opportunity in Nevada and to quickly adapt its strategy to build and develop a portfolio of drill ready exploration properties. We successfully attracted a number of partners in 2003 to share the risk and leverage our exploration expenditures. We continue to acquire excellent new prospects and partners and we will see many of our projects drilled during the coming season. Key elements of our strategy include acquiring and adding value to new projects, finding new partners to increase success, and continuing the search for a more advanced "flagship" project. Joint Venture deals have been structured to give us a dual opportunity to participate in exploration success by taking a share position in the partner and retaining a significant participating interest in the project.



Teresa Cheng, David Watkins and Deanna McDonald

Among the highlights of the year was the acquisition of a major land position in the historic Jarbidge mining camp. Jarbidge is a bonanza gold/silver district that has not received exploration since the 1930's. Our exploration team has identified a number of high-grade gold/silver occurrences, alteration systems, and soil anomalies within our expansive land holdings. Atna will drill Jarbidge on its own account. Joint Venture partners will drill our other Nevada projects, including Clover, Golden Cloud, Sno, and Beowawe.



Bill Stanley

Part of Atna's strength is the diversity of its assets. As base metal prices strengthen, more attention is warranted on our Yukon massive sulphide deposits and our exploration projects in Chile. Atna's share in the Yukon resource at Wolverine is on the order of 30 million ounces of silver. A drill program and stand-alone scoping study is planned for Wolverine this year. Additional silver and gold credits are present in the Wolf and Marg deposits. In Chile, we retain a 100% interest in the Cachinal silver/gold exploration prospect north of the El Penon gold mine and the Celeste copper property with the water exploration rights in the surrounding district. Atna will continue to maintain these assets and look for partners to explore them.

The company is in good financial condition, having completed a brokered private placement at the end of 2003 to bring our year-end cash balance to $3.7 million. The strengthening Canadian dollar has empowered us to obtain a bigger "bang for the buck" in the US.

Our team has been strengthened with the addition of Bill Stanley as Vice President, Exploration and Wilson Barbour as a Board Director. Based in Reno, Bill brings 20 years of experience in Nevada gold exploration and a successful track record, having been behind the discovery of several producing gold deposits. Wilson Barbour brings 30 years of solid experience in the industry and a strong financial background. Peter DeLancey stepped down from the Board due to ill health. His years of dedicated effort to the benefit of Atna shareholders are much appreciated.

Atna has a focused, experienced team committed to the success of the company, a well rounded, experienced and independent Board, and quality partners to share the risk and leverage our opportunities. In 2004 we will continue to acquire high potential projects, drill at least 5 of our properties, and further work to advance the Wolverine project towards feasibility. With our diverse assets, portfolio of perspective prospects, and money in the bank we anticipate that the 20th anniversary year will provide considerable appreciation in the value of the company for our shareholders.

David H. Watkins
President and CEO

NEVADA



Our regions of exploration.

Atna has an impressive portfolio of properties in Nevada with advanced drill ready target. The Jarbidge and Clover projects were added to our portfolio of high-grade gold targets and have exceptional gold exploration potential. The company will continue to focus on under-explored, high-grade gold districts in Nevada.


Jarbidge
Clover
Golden Cloud
Sno
Dixie Fork
Beowawe
Triple Junction

JARBIDGE DISTRICT

The Jarbidge Project is located in northern Elko County, Nevada. Bonanza gold/silver veins in the district produced 355,000 oz of gold and 1,600,000 oz of silver from 1910 to 1930. Recovered, diluted grades averaged 15.7 g/t gold and 46.2 g/t silver. There has been no modern exploration for high-grade underground reserves since production ended. Atna's land position covers in excess of 15 kilometers of vein/structure strike length. Grab samples of vein material assayed over 120 g/t gold and reported gold-in-soil anomalies, with grades over 3.5 g/t, can be traced over 300 m in length along structures. Permitting of a, 20 to 30 hole, drill program for 2004 has been initiated. Crews will begin fieldwork in May.



Historic Jarbidge Ore

GOLDEN CLOUD PROJECT

Golden Cloud, strategically located adjacent to the Hecla/Great Basin Ivanhoe underground development project (4 km to the north, with 718,180 tonnes grading 44.2 g/t gold and 240 g/t silver) and Teck Cominco's Silver Cloud prospect (5 km to the west), will be drilled by our JV partner, Great Basin Gold (GBG). GBG is committed to drill a minimum 5,000 ft to test volcanic and basement stratigraphy near structures with chalcedonic quartz, argillic alteration, and anomalous gold and mercury mineralization.

CLOVER and SNO PROJECTS

Clover and Sno are located in the Midas Gold District approximately 17.8 km and 11.4 km west of Newmont's Ken Snyder Mine, respectively. High-grade, epithermal gold veins are hosted in the same rock package as the >5 million oz gold resource at the Ken Snyder Mine.

CLOVER PROJECT

Shortly after the 2003 acquisition of Clover property, a JV agreement with Newmont was made. Newmont conducted airborne and ground geophysical surveys identifying an expansive EM anomaly in the Jake Creek structural zone. This zone hosts high-grade drill intercepts of up to 9.7 meters grading 25.3 g/t gold. Newmont elected to terminate the JV before drill testing the geophysical target or following-up on the ore-grade drill hole intercepts. Consistent with the strategy to form Joint Ventures, Atna entered into an agreement with Grandcru Resources Corporation (GR). GR will aggressively advance Clover with a required expenditure of US$500,000 by June 2005.


Ken Snyder Mine
Jake Ck Trend
High Grade Float up to 30.9 g/t Au
Intercepts up to 25.3 g/t Au over 9.7m
Midas Trough
Range Front Fault

Clover and Sno Properties



Prospect pit at Sno Property



Jarbidge Townsite
Untested fault extension to past producing veins
Up to 3 g/t Au in soils
Quartz veins 41 g/t
Quartz veins to 120 g/t
Unexplored epithermal system

Jarbidge District and Target Overview

SNO PROJECT

During 2003, geologic mapping, surface sampling (grab samples up to 16.0 g/t gold), and data compilation identified several drill ready targets. A JV agreement was formed with Pacific Ridge Exploration (PEX) in late 2003. PEX will complete permitting for an initial drill test of Sno, scheduled for early summer 2004.

BEOWAWE PROJECT

The Beowawe project is 8.8 km east of the Mule Canyon mine 8.8. Atna expanded the project area by acquiring private land parcels that are part of the broad zone (to 30 meters) of quartz-chalcedony veining and breccia flooding that strikes east-west along the controlling range-front fault system. Geologic mapping, data compilation, and an IP-Resistivity survey were completed during 2003 identifying several targets in addition to the down-dip projection of the exposed anomalous vein system. Atna expects to conclude an agreement with a partner who will contribute adjacent key parcels and advance the property through to the drilling stage.

DIXIE FORK/TRIPLE JUNCTION PROJECT

Field exploration during 2003 confirmed the presence of a strong Carlin-type gold alteration system at the project. Strong silicification and indicator element geochemistry (arsenic, antimony, and mercury) are present in structurally controlled zones on the properties. Drilling will target the intersection of structural hydrothermal fluid feeders with the favorable contact between the Mississippian Web Formation and the underlying Devonian Devils Gate Limestone. This contact hosts the multi-million ounce Rain Deposit to the north. Atna is seeking an appropriate partner for this deep, sediment-hosted, Carlin-type gold target to leverage our exploration dollars and share the inherent exploration risk.



N
S
1500 m ASL
1400 m ASL
247 ppb Au
91.4m
including
502 ppb Au
16.8m
252 ppb Au
19.8m
171 ppb Au
6.1m
308 ppb Au
16.8 m
Proposed Atna Drillhole
273 ppb Au
22.9m
171 ppb Au
9.1m
205 ppb Au
67.1m
0
100
meters
Steeply S-dipping qtz veins exposed on surface
Projected 'boiling point'
Bonanza Level
Overburden
White opaline silica
Lithic breccia
Quartz-sulfide-lithic breccia
siliceous fragmental rock - tuff ?

Previous drillholes and proposed drill target at the Beowawe Property

YUKON

Atna has several polymetallic massive sulfide deposits in the Yukon. The Wolverine Project, a JV between Atna (39.4%) and Expatriate Resources Ltd. (60.6%), is located in the Finlayson Lake district of southeastern Yukon. The JV will expend $525,000 on summer exploration drilling to provide additional geotechnical information and fresh samples for metallurgical and dense media separation studies. Atna, independent of the Joint Venture, will perform a stand-alone scoping study. The company will maintain its assets in the Wolf and Marg properties and assessment work will be performed at the Marg property to keep the claims in good standing.


MARG DEPOSIT
Dawson
Mayo
WOLF DEPOSIT
Faro
WOLVERINE DEPOSIT
Whitehorse
Watson Lake
KUDZ ZE KAYAH DEPOSIT
(Teck Cominco)

Yukon Polymetallic Massive Sulphide Asset Summary							
Property	**Atna Interest %**	**Tonnes**	**Au g/t**	**Ag g/t**	**Cu %**	**Pb %**	**Zn %**
Wolverine	39.5%	6,237,000 [1]	1.76	370.9	1.33	1.55	12.66
Marg	67%	5,527,000 [2]	0.98	62.7	1.76	2.46	4.60
Wolf	65%	4,100,000 [3]	-	84.0	-	1.80	6.20

[1] Nov. 97 resource estimate calculation by Westmin Resources Ltd.

[2] Jan. 97 resource estimate calculation by J. P. Franzen, P. Eng.

[3] Jan. 99 resource estimate calculation by Atna Resources Ltd.

CHILE

Atna's activities in Chile during 2003 were limited to maintaining our Celeste property (100% Atna) adjacent to the Cerro Negro Deposit. Atna believes that with the strong spike in copper prices in late-2003, ENAMI will once again vend the Cerro Negro deposit and that Atna will then be in a position to venture or monetize this asset for the benefit of our shareholders.

In addition, Atna holds the Cachinal Project (100% Atna) is a grassroots bonanza-grade epithermal exploration target with surface assays up to 406 g/t gold, 185 g/t silver, and 1.22% zinc. Cachinal is located between Meridian Gold's El Penon underground gold/silver mine (over 2 million contained ounces of gold) to the south and the El Guanaco Mine (gold-enargite high level porphyry system) to the north. A partner is carrying out a due diligence review prior to completing an agreement.


CELESTE
PROPERTY
CACHINAL
PROPERTY
Santiago

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2003, 2002 and 2001.

The following management discussion and analysis is for the year ended December 31, 2003 and includes relevant information up to March 30, 2004 ("Report Date"). Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Company is a mineral exploration and development company engaged primarily in the business of acquiring and exploring and developing properties with a particular focus on base and precious metal deposits. It has interests in properties in Canada (British Columbia and Yukon Territory), in the United States (Arizona and Nevada), and in South America (Chile). The Company's properties are currently at an "exploration stage".

The Company has no producing properties, no operating income or cash flow and funds its operation through proceeds from equity financings.

Highlights and Exploration Activities for Fiscal 2003

The company's exploration activities focused on the acquisition, exploration, and joint venturing of gold exploration prospects in Nevada during 2003. The Cachinal and Celeste prospects and water exploration rights in Chile were placed on care and maintenance. Activities in Spain and Mexico were suspended.

Exploration expenditures in Nevada on geological, geochemical, and geophysical surveys resulted in the identification and acquisition of new properties including Jarbidge, Clover, Sno and Coal Canyon. Surveys on these and other Atna projects, including Beowawe, Triple Junction, and Golden Cloud succeeded in defining a number of drill targets. Atna intends to maintain a 100% interest in the Jarbidge property through the first round of drilling, planned for mid summer, 2004 and to seek partners for its other projects.

During 2003, the company optioned out the Clover project to Newmont Mining Corporation, the Golden Cloud property to Great Basin Gold Corporation, and the Sno property to Pacific Ridge Exploration Ltd. In each instance, Atna received payment in cash or shares, which was credited against expenditures on that project and a commitment by the earning-in party to spend money on exploration and development of the property to earn an interest. Upon fulfilment of earn-in obligations, Atna will have the right to participate in a joint venture to be formed or to convert its interest to a royalty. In March, 2004, Newmont transferred the Clover property back to the Company. It was subsequently optioned to Grandcru Resources Corp. for terms similar to our other optioned out properties.

In December 2003, the Company completed a brokered private placement of 6,571,000 units at a price of $0.35 per unit for gross proceeds of $2,299,850 which will provide funding for general working capital and reserve for new property acquisitions in Nevada and elsewhere in the Americas and the conduct of initial exploration programs on any properties acquired.

Selected Annual Information

Selected annual information from the audited financial statements for the years ended December 31, 2003, 2002 and 2001.

	2003 ($)	2002 ($)	2001 ($)
Total Revenues	Nil	Nil	Nil
Loss before adjustments	1,383,526	2,828,414	1,483,435
Loss for the year	1,764,935	5,273,769	1,995,641
Basic and diluted loss per share	0.08	0.24	0.09
Total Assets	13,547,416	13,031,685	18,142,690
Total Long-term liabilities	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil

MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operations

During the 2003 fiscal year, the company incurred a loss of $1,764,935 ($5,273,769 - 2002; $1,995,641 - 2001), resulting in basic and diluted loss per share of $0.08 ($0.24 - 2002; $0.09 - 2001). The loss is inclusive of a write down of $191,267 ($nil - 2002; $nil - 2001) in Chile's value-added tax receivable; and a gain of $4,665 (loss of $492,859 – 2002; loss of $423,544 - 2001) in assets disposition; $nil ($78,098 - 2002; $150,000 - 2001) write-off of the Company's investment in the VGCG limited partnership; and a write down of $743 ($1,824,956 - 2002; $3,113 - 2001) in mineral property costs. Mineral property write downs in 2002 included $1,711,723 related to Chilean properties; $52,307 related to Alaskan properties; and $60,925 related to British Columbian properties.

The Company raised a net amount of $2,099,277 ($nil – 2002; $nil - 2001) in private placement equity financing during the fiscal 2003, by issuing 6,571,000 units through a private placement. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each one whole warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months, at a price of $0.45 per share.

Interest and other income for the 2003 fiscal year was $69,167 ($101,209 – 2002; $516,138 – 2001). The reduction in interest and other income was the combined result of the reduced interest rates and lower average balances of cash and cash equivalents.

General and administrative expenses for the 2003 fiscal year decreased to $723,077 ($1,008,644 – 2002; $691,586 - 2001). $175,175 of the 2003 amount related to the termination of employment agreements with three employees who were paid out by the issuance of 761,630 treasury shares. $378,356 of the 2002 amount related to a one-time severance expense in relation to the termination of four employees. If the severance expenses were excluded, the general and administrative expenses for the 2003 fiscal year were $547,902 ($630,288 – 2002; $691,586 – 2001). The overall cost of operating decreased primarily due to reorganization that took place in late 2002. The Company anticipates an increase in 2004 due to the new office space in Vancouver and a new office in Nevada, USA.

During 2003, the Company elected the early adoption of the CICA released amendments to Section 3870, which resulted in a $94,576 ($nil - 2002; $nil – 2001) in stock-based compensation expense to the current fiscal year. The Company previously disclosed stock-based compensation as pro forma information.

Exploration and business development for the 2003 fiscal year was $717,756 ($1,906,424 – 2002; $1,296,510 - 2001). The reduction mainly reflects the company's change in focus from advanced international development projects to early stage exploration for gold in Nevada. Expenses include the internal allocation of Company salaries based on time spent on this activity, fees charged by outside consultants and engineering firms, and travel expenses related to due diligence activities. Of the 2002 amount, $1,194,212 incurred in due diligence expenses related to copper prospects in Chile, and $463,643 incurred in due diligence expenses related to a project in Spain. $335,711 of the 2001 amount related to exploration and acquisition costs incurred on the Monterde property, located in Mexico.

The Company incurred $694,915 ($1,053,169 – 2002; $1,059,384 - 2001) in deferred exploration and acquisition costs related to properties in Nevada. Deferred exploration and acquisitions costs were offset by $70,500 received as option payments on Nevada properties in 2003. Offsets in 2002 totalled $319,774 including $295,402 received from its partner and spent on the Chañarcillo exploration program in Chile. Total offsets in 2001 were $183,128 in grants received under a Yukon government exploration incentive program.

MANAGEMENT DISCUSSION AND ANALYSIS

Summary of Quarterly Results

Results for the eight most recent quarters ending with the last quarter for the three months ending on December 31, 2003.

For the Quarterly Periods Ending On:	Dec. 31, 2003 $	Sept. 30, 2003 $	June 30, 2003 $	Mar. 31, 2003 $
Total Revenues	Nil	Nil	Nil	Nil
Loss before adjustments	220,211	222,860	483,868	456,587
Loss for the period	512,657	230,795	518,004	503,480
Basic loss per share	0.02	0.01	0.02	0.02

For the Quarterly Periods Ending On:	Dec. 31, 2002 $	Sept. 30, 2002 $	June 30, 2002 $	Mar. 31, 2002 $
Total Revenues	Nil	Nil	Nil	Nil
Loss before adjustments	680,778	716,312	1,023,595	407,729
Loss for the period	1,859,422	1,069,705	1,873,050	471,592
Basic loss per share	0.09	0.05	0.09	0.02

Fourth Quarter Comparison

For the three months ended December 31, 2003, the Company incurred a loss of $512,657 ($1,859,422 for 2002), resulting in basic and diluted loss per share of $0.02 ($0.09 for 2002). Stock-based compensation expense of $94,576 ($nil – 2002) reflects the Company early adoption of the CICA released amendments to Section 3870. The loss in the fourth quarter of 2003 included a write down of $191,267 in value-added tax receivable in Chile. The loss in the same period of 2002 was inclusive of a $378,356 one-time severance expense in relation to the termination of four employees; write down of $358,947 in marketable securities; and write down of $766,880 in mineral properties in Chile.

During the fourth quarter, the Company raised a net amount of $2,099,278 ($nil – 2002) in equity financing by issuing 6,571,000 units through a brokered private placement.

Financial Instruments

The fair value of the Company's cash, accounts receivable and accounts payable approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. Marketable securities were written down by $32,799 ($485,455 - 2002). The quoted market value of marketable securities at December 31, 2003 is $76,225 ($53,360 - 2002).

Liquidity and Capital Resources

The Company has financed its operations principally through the sale of its equity securities. The Company has no producing mineral properties. Its revenue sources include interest income earned from amounts on deposit, option payments received from partners in its projects, and liquidation of shares received as payment for exploration properties. The amount of interest income earned is expected to decrease as the Company utilizes its funds to continue exploring its existing mineral properties and acquiring new properties.

MANAGEMENT DISCUSSION AND ANALYSIS

The Company expects to obtain financing in the future primarily through joint venturing its properties, equity financing, and/or debt financing. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interests in its properties.

The Company had a net working capital position of $3,704,283 at December 31, 2003 ($3,475,682 – 2002; $7,868,356 – 2001). The Company's current working capital position provides it with sufficient liquidity to meet its 2004 budgeted operating requirements.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued & Outstanding shares at March 30, 04	30,464,667		
Employees Stock Options:	1,840,000	$0.22 - $0.45	June 14, 04 to Jan. 9, 07
Warrants:	4,526,550	$0.45 - $0.74	Dec.16, 04 to Apr.19, 05
Agent's Options	657,100	$0.425	December 16, 2004
Fully diluted at March 30, 04	37,488,317		

Outlook

The Company continues to carry out exploration of its mineral properties and to review new prospects and opportunities. The Company expects to obtain financing in the future primarily through joint venturing, optioning its properties, and through further equity and/or debt financing. Its ability to finance will be dictated by metal prices and the quality of its projects.

The Company's primary target in Nevada is the Jarbidge property where a number of targets will undergo a 1st phase of drill testing. Crews will carry out geological and geochemical surveys to bring a number of other areas on the property to a drill ready stage.

The Company also plans to participate in a summer drill campaign on the Wolverine project. Work will be directed to provide additional material for metallurgical testing. The Company will provide for its 39.4% interest of a $525,000 budgeted program.

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Atna Resources Ltd.

We have audited the consolidated balance sheets of Atna Resources Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 30, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 30, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 30, 2004

CONSOLIDATED BALANCE SHEETS

As at December 31,
(Expressed in Canadian dollars)

	2003	2002
	$	$
ASSETS		
Current		
Cash and cash equivalents	3,691,757	3,687,711
Amounts receivable	12,175	59,717
Marketable securities (note 3)	57,575	53,360
Prepaid expenses	7,993	27,673
	3,769,500	3,828,461
Value-added tax receivable (note 4)	-	181,317
Resource properties (note 5)	9,736,561	8,952,606
Equipment	41,355	69,301
	13,547,416	13,031,685
LIABILITIES		
Current		
Accounts payable and accrued liabilities	65,217	352,779
SHAREHOLDERS' EQUITY		
Share capital (note 8)	36,524,790	34,051,138
Contributed surplus (note 8b)	94,576	-
Deficit	(23,137,167)	(21,372,232)
	13,482,199	12,678,906
	13,547,416	13,031,685

Approved by the Board of Directors:

David H. Watkins **William J. Coulter**

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the Years Ended December 31,
(Expressed in Canadian dollars)

	2003 $	2002 $	2001 $
Expenses			
Amortization	11,860	14,555	11,477
Office	65,414	81,463	78,190
Professional fees	69,597	72,756	217,029
Exploration and business development	717,756	1,906,424	1,296,510
Rent and services	61,349	90,449	66,020
Shareholder communications	176,922	185,495	167,143
Listing and transfer agent fees	35,156	19,488	20,537
Severance payments	175,175	378,356	-
Wages and benefits	139,464	180,637	142,667
Stock based compensation expense (note 8b)	94,576	-	-
Foreign exchange loss (gain)	99,488	49,442	(64,451)
Net loss on sale of equipment	1,526	-	-
Net loss (gain) on sales of marketable securities	(38,492)	2,410	64,716
Net (gain) on sale of resource property	(4,586)	-	-
Write-down of investment in VGCG limited partnership	-	78,098	150,000
Write-down of marketable securities	32,799	485,455	357,430
Write-off of VAT receivable (note 4)	191,267	-	-
Write-off of resource properties	743	1,824,956	3,113
Write-off of equipment	4,088	4,994	1,398
Interest and other income	(69,167)	(101,209)	(516,138)
Net loss for the year	(1,764,935)	(5,273,769)	(1,995,641)
Deficit - beginning of year	(21,372,232)	(16,098,463)	(14,102,822)
Deficit - end of year	(23,137,167)	(21,372,232)	(16,098,463)
Loss per share (note 10)	$ (0.08)	$ (0.24)	$ (0.09)
Weighted-Average Number of Common Shares Outstanding	22,323,260	21,757,037	21,408,812

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,
(Expressed in Canadian dollars)

	2003 $	2002 $	2001 $
Cash provided by (used for):			
Operating Activities			
Net loss for the year	(1,764,935)	(5,273,769)	(1,995,641)
Adjustments for items not involving cash			
Amortization	11,860	14,555	11,477
Equipment written-off	4,088	4,994	1,398
Investment in VGCG limited partnership written-down	-	78,098	150,000
Marketable securities written-down	32,799	485,455	357,430
Net loss on sales of equipment	1,526	-	-
Net loss (gain) on sales of marketable securities	(38,492)	2,410	64,716
Net gain on sales of resource properties	(4,586)	-	-
Resource properties written-off	743	1,824,956	3,113
Shares issued in settlement of severance obligations	175,175	-	-
Stock-based compensation expense	94,576	-	-
VAT receivable written-off	191,267	-	-
	(1,295,979)	(2,863,301)	(1,407,507)
Changes in non-cash working capital components:			
Amounts receivable	47,542	(43,852)	29,687
Accounts payable	(287,562)	162,764	55,898
Prepaid expenses	19,680	557	10,512
VAT receivable	(9,950)	(114,634)	(66,683)
	(1,526,269)	(2,858,466)	(1,378,093)
Investing Activities			
Acquisition of resource properties	(239,426)	(372,585)	(77,767)
Exploration and development - net of recoveries	(455,489)	(680,584)	(981,617)
Government grants received	-	7,517	183,128
Investment in VGCG limited partnership	-	(78,098)	(150,000)
Net purchases/proceeds of equipment	2,725	(30,624)	(16,430)
Purchase of marketable securities	(39,375)	(700,560)	(30,152)
Proceeds from sales of marketable securities	63,353	663,268	82,318
Reclamation deposits refunded	-	2,500	-
	(668,212)	(1,189,166)	(990,520)
Financing Activity			
Share capital proceeds	2,540,849	-	-
Share issue costs	(342,322)	-	-
	2,198,527	-	-
Net increase (decrease) in cash and cash equivalents	4,046	(4,047,632)	(2,368,613)
Cash and cash equivalents - beginning of year	3,687,711	7,735,343	10,103,956
Cash and cash equivalents - end of year	3,691,757	3,687,711	7,735,343

Supplementary cash flow disclosures (note 6)

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Company's properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Atna Resources Inc., incorporated in the State of Nevada, U.S.A.; Minera Atna Chile Limitada, incorporated in Chile; and Atna Cayman Ltd., incorporated in Cayman Islands. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ from U.S. GAAP as described in note 12.

Resource Properties and Deferred Costs

The cost of mineral properties and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on a unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The amounts recorded for mineral claim acquisitions and their related deferred exploration and development costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its resource properties on a periodic basis and will recognize an impairment in value based upon current exploration results, if any, and upon management's assessment of the probability of future profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current carrying values at any point in time. Another area requiring extensive use of estimates is in respect to the calculation of stock-based compensation expense.

Foreign Currency Translation

The Company translates its foreign operations on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization which is translated at the historical rates associated with the assets being amortized.

Foreign exchange gains and losses from the translation of foreign operations are recognized in the current period.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful economic lives on a declining balance basis at annual rates of 30% and 20%, respectively, for computer and office equipment, and on a straight-line basis over three years for exploration equipment and the assets of Minera Atna Chile Limitada.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

Cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash, although in some cases their maturity dates extend beyond one year from the date of the financial statements. All cash equivalents are carried at their current market values, with any adjustments from cost recorded with interest income. Cash equivalents are inclusive of accrued interest amounts on securities that bear coupon interest, as receipt of these amounts is also considered to be certain and measurable.

Fair Value of Financial Instruments

The carrying amounts of cash and temporary investments, amounts receivable, marketable securities, and accounts payable and accrued liabilities approximate their aggregate fair values due to the short term nature of virtually all of their component balances.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures. Under Canadian GAAP, the Company accounts for its interests in joint ventures using the proportionate consolidation method; under U.S. GAAP, joint ventures are accounted for by the equity method. There is currently no material impact upon the Company's financial statement presentation resulting from the difference in Canadian and U.S. accounting standards for joint ventures as the Company's share of all expenditures incurred by joint ventures has to date been deferred within mineral property costs. Refer to note 12 for a description of differences in financial statements line items that would result from an application of U.S. GAAP.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value, based either upon the trading price of the Company's shares on the Toronto Stock Exchange ("TSX") on the date of the agreement to issue the shares or the average closing price of the last ten trading days of the Company's shares on the TSX prior to the date of issue. Costs incurred to issue common shares are deducted from share capital.

Income Taxes

The Company accounts for potential future tax assets and liabilities by recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net future tax asset is recognized. Such an allowance currently applies fully to all of the Company's potential income tax assets.

Stock-Based Compensation

The Company records compensation associated with stock options granted to consultants, directors and employees using a fair value measured basis and records the expense as the options vest with the recipients.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2003. During the comparative year, the Company followed the policy of disclosing on a pro-forma basis only the effect of accounting for stock options granted to employees and directors on a fair value basis.

The proceeds received by the Company on the exercise of options are credited to share capital.

3. MARKETABLE SECURITIES

At December 31, 2003, the Company held marketable securities with a cost base of $57,575 and a fair market value of $76,225.

During 2002, the Company changed its accounting policy for investments in marketable securities to consider these securities to be current assets, subject to adjustment, on a security-by-security basis, to the lower of cost and market value at the end of each reporting period.

4. WRITE-OFF OF VALUE-ADDED TAX ("VAT") RECEIVABLE

Value-added tax is levied by the Internal Revenue Service of Chile on imports and local sales and services at the rate of 18 percent. VAT paid on imports and on acquisitions and services incurred in order to export may be recovered either as a credit against tax due or by requesting reimbursement. The Company anticipates that all or a portion of the VAT recorded will be refunded to it, however, since it is not possible to estimate the date of receipt or the amount that will be refunded the Company has written-off the balance at December 31, 2003. Any amounts received in the future will be recorded as a recovery at that time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. RESOURCE PROPERTIES

The aggregate balances of deferred costs to date by property are as follows:

	2003 $	2002 $	2001 $
CANADA			
Yukon			
Wolverine Property	5,625,401	5,624,478	5,639,529
Wolf Property	1,688,481	1,686,001	1,686,103
Marg Property	381,453	381,453	384,053
British Columbia			
Ecstall Property	293,085	292,428	288,557
White Bull Property	153,366	153,089	152,639
Uduk Property	-	10,689	10,233
	8,141,786	8,148,138	8,161,114
UNITED STATES			
Alaska			
Petersburg and Wrangell Properties	-	-	52,307
Arizona			
Lone Pine Property	354,499	353,743	348,918
Nevada			
Triple Junction and Dixie Fork Properties	211,684	72,310	-
Golden Cloud Property	164,360	68,302	-
Beowawe Property	286,317	45,646	-
Clover Property	67,333	-	-
Sno Property	89,892	-	-
Jarbidge Property	44,646	-	-
Coal Canyon Property	29,394	-	-
	1,248,125	540,001	401,225
CHILE			
Chañarcillo - Calcia Property	-	-	111,825
Chañarcillo - Lo Castillo Property	-	1	33,164
Barreal Seco Property	-	-	703,786
Celeste Property	29,867	9,753	-
	29,867	9,754	848,775
OTHER PROPERTIES	316,783	254,713	316,593
TOTAL RESOURCE PROPERTIES	9,736,561	8,952,606	9,727,707

5. RESOURCE PROPERTIES (continued)

CANADA

YUKON

Wolverine Property

The Company had a 40% joint venture interest in the 'Wolverine' property, with Expatriate Resources Ltd. as the property operator and owner of the remaining 60% interest.

During both the 2002 and 2001 years, the Company did not contribute to the Wolverine Joint Venture (JV) work programs and accordingly its interest in the property has been diluted by an amount which management estimates to be less than 1%. Under the terms of the JV agreement, the Company retains the right to contribute its proportionate share of costs to future work programs. Certain mineral claims within the property are subject to net smelter return (NSR) royalties ranging from 0.5% to 1%.

Wolf Property

The Company acquired an initial 65% interest in the 'Wolf' property from YGC Resources Ltd. ("YGC"), the owner of the remaining 35% interest, by incurring $1,500,000 in exploration expenditures and by paying $210,000 in cash to YGC.

YGC has not participated in work programs undertaken by the Company since 2000 and therefore its interest has been diluted to 34.4%, with the Company's interest being increased to 65.6%.

Marg Property

The Company purchased a 2/3 joint venture interest in the 'Marg' property by making a cash payment of $250,000. Cameco Corporation is the owner of the remaining 1/3 interest.

BRITISH COLUMBIA

Ecstall Property

The Company has a 100% interest in 23 Crown Granted Mineral claims covering 440 hectares (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.

White Bull Property

The Company has a 100% interest in 24 mineral claim units acquired by the issuance of 25,000 common shares.

Uduk Property

The Company entered into a letter agreement dated June 5, 2003 with Southern Rio Resources Ltd. ("SRIO") whereby SRIO could acquire a 100% interest on the 'Uduk' property, subject to a 3% NSR, by issuing to the Company 150,000 common shares of SRIO (received) of which 37,500 shares were subsequently assigned by the Company as a finder's fee. As a result of this transaction, the Company recorded a gain on the sale of the property of $4,586.

UNITED STATES

ARIZONA

Lone Pine Property

The Company purchased a 100% interest, subject to a 2% NSR granted as a finder's fee (capped at U.S.$2,000,000), in the 'Lone Pine' property by making a cash payment of U.S.$100,000.

NEVADA

Triple Junction and Dixie Fork Properties

During 2003, the Company exercised its option with RMIC Gold ("RMIC"), and earned a 100% interest, subject to a 3% NSR (uncapped), in the 36 'Triple Junction' lode claims and 31 'Dixie Fork' lode claims located at the south end of the Carlin Gold Trend in Elko County, Nevada, by paying an aggregate of U.S.$35,000 (paid) in cash and issuing 100,000 common shares (issued) to RMIC.

Golden Cloud Property

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less U.S.$15 per realized ounce, in the 107 'Golden Cloud' lode claims located at the north end of the Carlin Gold District in Nevada. To exercise the option, the Company has to pay to the optionor an aggregate of U.S.$80,000 (U.S.$20,000 paid) in cash, allot and issue to the optionor up to 150,000 (50,000 shares issued) common shares in three separate tranches of 50,000 shares each, and carry out a combined minimum 20,000 feet of exploratory drilling on the Golden Cloud and/or Beowawe properties prior to November 6, 2005. Following exercise of the option, the Company will have to make annual advance royalty payments of U.S.$50,000 and U.S.$75,000, respectively, for the first two years and U.S.$100,000 each subsequent year until the commencement of commercial production. A finder's fee is payable to a third party, equal to 5% of the first U.S.$500,000 expenditures and payments made by the Company during the first two years of the agreement, and 3% of all expenditures and payments that are in excess of U.S.$500,000 during the first two years of the agreement. The finder's fee is capped at U.S.$500,000.

The Company entered into an agreement dated August 22, 2003 with Great Basin Gold Ltd. ("GBG") whereby GBG can earn a 70% interest in the Company's Golden Cloud property by paying the Company an aggregate of U.S.$400,000 (U.S.$25,000 received) and incurring an aggregate of U.S.$2,5000,000 in exploration expenditures prior to August 22, 2008, and by assuming all option and underlying property maintenance payments.

5. RESOURCE PROPERTIES (continued)

UNITED STATES (continued)

NEVADA (continued)

Beowawe Property

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less U.S.$15 per realized ounce, in the 95 'Beowawe' lode claims located at the north end of the Carlin Gold District in Nevada. To exercise the option, the Company has to pay to the optionor an aggregate of U.S.$80,000 (U.S.$40,000 paid) in cash, allot and issue to the optionor up to 150,000 common shares in three separate tranches of 50,000 shares each (100,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling on the Golden Cloud and/or Beowawe properties prior to November 6, 2005. Following exercise of the option, the Company will have to make annual advance royalty payments of U.S.$50,000 and U.S.$75,000, respectively, for the first two years and U.S.$100,000 each subsequent year until the commencement of commercial production. A finder's fee is payable to a third party, equal to 5% of the first U.S.$500,000 expenditures and payments made by the Company during the first two years of the agreement, and 3% of all expenditures and payments that are in excess of U.S.$500,000 during the first two years of the agreement. The finder's fee is capped at U.S.$500,000.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue which can be purchased for U.S.$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise the option, the Company has to pay to the Optionor an aggregate of U.S.$42,500 (U.S.$5,000 paid) in cash prior to December 1, 2006 and an annual minimum royalty of U.S.$5,000 thereafter.

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty. The lease agreement requires the Company to pay advance royalties of U.S.$500 (paid) on signing the agreement, U.S.$1,000 prior to June 2004 and U.S.$2,000 each subsequent year until the commencement of commercial production. The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for U.S.$250,000.

Clover Property

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims on the 'Clover' property, subject to a 3% NSR royalty, which can be purchased for U.S.$1,000,000 per percentage point. Terms of the agreement include cumulative total payments to the vendor of U.S.$305,000 (U.S.$20,000 paid to December 31, 2003 and U.S.$30,000 paid subsequent) prior to March 11, 2010. The Clover property is subject to a Finder's Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder's fee of U.S.$5,000 (paid) upon execution of the acquisition agreement, and U.S.$10,000 (paid subsequent to December 31, 2003) and U.S.$20,000, respectively, for the first two years after the agreement and U.S.$30,000 on each subsequent anniversary until the commencement of commercial production. The Finder's fee is capped at a maximum of U.S.$500,000.

The Company entered into an agreement dated August 15, 2003 with Newmont USA Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, whereby Newmont can earn a 51% interest in the Company's Clover property by incurring an aggregate of U.S.$2,500,000 in exploration expenditures and paying to the Company an aggregate of U.S.$195,000 (U.S.$25,000 received) prior to November 1, 2010, and by making additional annual cash payments of U.S.$75,000 thereafter until production. This agreement was terminated subsequent to December 31, 2003.

Refer also to note 14.

Coal Canyon Property

The Company obtained an exclusive lease and right to purchase a 100% interest in the 'Coal Canyon' property, Nevada, USA, subject to a 3% NSR royalty, for a purchase price of U.S.$200,000. The lease agreement requires the Company to pay rental payments of U.S.$5,000 (paid) on execution of the agreement, U.S.$10,000 and U.S.$20,000 respectively, for the first two years and U.S.$25,000 on each subsequent anniversary. The rental payments are to be credited against the purchase price.

Sno Property

By an agreement dated April 29, 2003, the Company obtained an option to acquire a 100% interest on the 'Sno' property located in Elko County, Nevada, by making a cash payment of U.S.$15,000 (paid). The property is subject to a 3% NSR royalty on gold revenue, less U.S.$15 per realized ounce. To exercise the option, the Company must make additional payments totalling U.S.$280,000 prior to April 10, 2008, issue 50,000 common shares to the Optionor upon the acceptance of the agreement by the Toronto Stock Exchange (issued), and carry out a minimum 2,000 meters of exploratory drilling prior to April 10, 2006. Following the exercise of the Option, the Company shall make annual advance royalty payments of U.S.$100,000 until the commencement of commercial production.

The Company entered into an agreement dated December 23, 2003 with Pacific Ridge Exploration Ltd. ("Pacific") whereby Pacific can earn a 60% interest in the Sno property by incurring minimum expenditures of U.S.$2,000,000 and making payments to the underlying Optioner totalling U.S.$180,000 by April 10, 2007 and issuing to the Company an aggregate of 1,000,000 shares (100,000 received subsequently) of Pacific by December 31, 2007.

Jarbidge Property

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 'Jarbidge' claims located in Elko County, Nevada by paying a total of U.S.$600,000 (U.S.$10,000 paid) to the Optioner by December 5, 2009 and incurring aggregate exploration expenditures of U.S.$300,000 by December 5, 2006. The property is subject to NSRs ranging from 1.5-2.5%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. RESOURCE PROPERTIES (continued)

CHILE

Celeste Property

During 2002, the Company entered into an agreement with Minera Teck Cominco Chile Limitada whereby the Company acquired a 100% interest in the 'Celeste' property, subject to a 2% NSR, for consideration of CH$3,700,000 (equivalent to U.S.$9,753). A land-use fee of U.S.$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

OTHER PROPERTIES

The Company has interests in other properties in the Yukon Territory and Chile.

6. SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash investing and financing activities:

	2003 $	2002 $	2001 $
Equipment amortization recorded as deferred property costs	7,747	4,203	934
Common shares issued for purchase of marketable securities	-	-	304,785
Common shares issued for property	99,950	-	-
Investment in VGCG limited partnership with marketable securities	-	-	225,000
Marketable securities received for property	22,500	-	-
Common shares issued in settlement of severance obligations	175,175	-	-

7. RELATED PARTY TRANSACTIONS

There were no related party transactions in 2003, 2002 or 2001.

8. SHARE CAPITAL

a) Authorized share capital of the Company consists of 100,000,000 common shares and 50,000,000 preferred shares without par value.

Issued	2003		2002		2001	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Opening balance	21,757,037	34,051,138	21,757,037	$34,051,138	21,108,557	$33,746,353
Issued for:						
Private placement	6,976,000	2,099,277*	-	-	-	-
Purchase of marketable securities	-		-	-	648,480	304,785
Exercise of stock options	400,000	99,250	-	-	-	-
Property	300,000	99,950	-	-	-	-
Severance settlement	761,630	175,175	-	-	-	-
Closing balance	30,194,667	36,524,790	21,757,037	$34,051,138	21,757,037	$34,051,138

* net of share issue costs of $342,322.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. SHARE CAPITAL (continued)

b) Stock Options

Stocks options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined with reference to the market value on the date of the grant. At December 31, 2003, the Company had stock options outstanding for 1,680,000 common shares.

	Options	Weighted-Average Exercise Price $	Expiry Date Range
Options outstanding at December 31, 2002	2,945,000	0.64	06/16/03 to 12/05/05
Exercised	(400,000)	0.25	09/20/04 to 06/16/06
Cancelled/Expired	(2,395,000)	0.73	06/16/03
Granted	1,530,000	0.23	02/06/06 to 06/16/06
Options outstanding at December 31, 2003	1,680,000	0.25	06/14/04 to 06/16/06

During the current year, the Company recorded stock-based compensation expense of $94,576.

If the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the year ended December 31, 2002 would be as follows:

Net loss for the year	
As reported	$ 5,273,769
Compensation expense	24,023
Pro-forma net loss for the year	$ 5,297,792
Loss per share	
As reported and pro-forma	$ (0.24)

The fair value of options included in the pro-forma information above and in the expense recorded in the current year has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest of 3.0 to 3.8% (2002 - 6.0%); an expected life of 3 years; an expected volatility of 10 to 35% (2002 - 30 to 32%); and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

c) Stock Options and Warrants Outstanding at December 31, 2003:

Type	Number Outstanding	Exercise Price $	Expiry Date [1]
Options	50,000	0.45	June 14, 2004
	50,000	0.34	September 20, 2004
	325,000	0.22	December 5, 2005
	100,000	0.29	February 6, 2006
	75,000	0.23	June 2, 2006
	1,080,000	0.25	June 16, 2006
	1,680,000		
Warrants	3,816,550	0.45	December 16, 2004
	657,100	0.43	December 16, 2004
	710,000	0.74	April 19, 2005
	5,183,650		

[1] At December 31, 2003 the weighted-average remaining contractual life of outstanding stock options is 2.2 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. COMMITMENT

Subsequent to year end, the Company entered into an agreement for the lease of office premises for a six year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. The Company's proportionate share of annual rental payments under this arrangement is approximately $64,000.

10. LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented as it is anti-dilutive to loss per share.

11. INCOME TAXES

The Company has non-capital losses of approximately $4.1 million, expiring between 2005 and 2010, that are available to reduce taxable income in future years. In addition, the Company has resource and other tax pools available to reduce taxable income that aggregate approximately $17.7 million at December 31, 2003 (2002 - $17.7 million). The potential benefit resulting from the application of these amounts has not been reflected in the financial statements as it cannot be considered likely that they will be utilized.

12. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

	2003	2002	2001
Resource properties following Canadian GAAP	$ 9,736,561	$ 8,952,606	$ 9,727,707
Less exploration costs	(9,736,561)	(8,952,606)	(9,727,707)
Resource properties following U.S. GAAP	$ -	$ -	$ -
Net loss following Canadian GAAP	$ (1,764,935)	$ (5,273,769)	$ (1,995,641)
Property costs expensed under U.S. GAAP	(702,662)	(1,049,855)	(877,190)
Deferred property costs written-off under Canadian GAAP	743	1,824,956	3,113
Net loss under U.S. GAAP	(2,466,854)	(4,498,668)	(2,869,718)
Opening deficit under Canadian GAAP	(21,372,232)	(16,098,463)	(14,102,822)
Adjustment to deficit for exploration expenditures of prior years written-off under U.S. GAAP	(8,952,606)	(9,727,707)	(8,853,630)
Closing deficit under U.S. GAAP	$ (32,791,692)	$ (30,324,838)	$ (25,826,170)
Loss per share under U.S. GAAP	$ (0.11)	$ (0.21)	$ (0.13)

13. INVESTMENT IN VGCG LIMITED PARTNERSHIP

During 2001, the Valerie Good Corporate Governance Limited Partnership ("the VGCG LP") was formed to propose an alternate slate of individuals to stand for election to the board of directors of Valerie Gold Resources Ltd. ("Valerie").

The Company invested an aggregate of $228,098 (written-off) in cash and 750,000 Valerie shares valued at $225,000 in the VGCG LP. During 2002, the Company wound up the VGCG LP and recovered all of the Valerie shares, which were subsequently sold in the market at an aggregate loss of $95,821.

14. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2003:

- The Company purchased a 100% interest on the 'Searchlight' property in Nevada by the issuance of 30,000 common shares.
- 240,000 stock options were exercised.
- 400,000 stock options with an exercise price of $0.50 and an expiry date of January 9, 2007 were granted to employees.
- The Company entered into a letter agreement with Grandcru Resources Corp. ("Grandcru") whereby Grandcru can earn up to a 55% interest in the Clover project by issuing an aggregate of 1,000,000 common shares to the Company by June 1, 2007, incurring aggregate exploration expenditures of Cdn$2,500,000 by June 1, 2008. Grandcru may then earn an additional 15% interest by completing a bankable feasibility study on the property.

ATNA
RESOURCES LTD.
510-510 Burrard Street, Vancouver, B.C. CANADA V6C 3A8
Tel: (604) 684-2285 Toll Free: 1-800-789 ATNA Fax: (604) 684-8887
E-mail: atna@atna.com Website: www.atna.com

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual and Extraordinary General Meeting of **Atna Resources Ltd.** (the "Company") will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, B.C. on **Thursday, May 13, 2004** at **10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the Report of the Directors to the Shareholders.
2. To receive the financial statements of the Company and its subsidiaries for the fiscal period ended December 31, 2003 and the report of the auditor thereon.
3. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.
4. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.
5. To decrease the number of directors comprising the Board from six to five.
6. To elect one director to hold office for the term expiring in 2007.
7. To consider and, if thought fit, to approve, with or without amendment, as an ordinary resolution, that the issuance by the Company in one or more private placements during the 12-month period commencing May 13, 2004 of such number of securities that would result in the Company issuing or making issuable up to 30,464,667 common shares, or 100% of the Company's issued and outstanding share capital, as more particularly described in and subject to the restrictions described in the Company's Information Circular accompanying this Notice.
8. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **May 13, 2004** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **April 8, 2004** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 13th day of April, 2004.

BY ORDER OF THE BOARD
Atna Resources Ltd.

David H. Watkins, President

ATNA
RESOURCES LTD.
510-510 Burrard Street, Vancouver, B.C. CANADA V6C 3A8
Tel: (604) 684-2285 Toll Free: 1-800-789 ATNA Fax: (604) 684-8887
E-mail: atna@atna.com Website: www.atna.com

MANAGEMENT INFORMATION CIRCULAR

As at March 31, 2004
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of ATNA RESOURCES LTD. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "shareholder" as defined in the *Business Corporations Act* S.B.C. 2002, c.57 (the " Act"), except in section 385, mean a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a) in the case of a company incorporated before the coming into force of the Act, a subscriber, or
(b) in the case of a company incorporated under the Act, an incorporated.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

An advance notice of the Meeting inviting nominations for election as directors of the Company as required by Section 111 of the *Company Act* (British Columbia) was delivered to the Securities Commissions in British Columbia, Alberta, Ontario and Nova Scotia and to the Toronto Stock Exchange and was published in The Vancouver Province on March 17, 2004.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR
(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Pacific Corporate Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Shares registered in their own names. These shareholders ("Beneficial Shareholders") should note that only proxies deposited by persons whose names appear on the register of shareholders of the Company ("Registered Shareholders") can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the name of the shareholder on the Company's Register of Shareholders. Such shares will, more likely, be registered under the name of the shareholder's broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The Company does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Shareholder. Most brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically provides Beneficial Shareholders with their own form of proxy, and asks Beneficial Shareholders to return the proxy forms to ADP or to vote their Shares by telephone. A Beneficial Shareholder receiving such a proxy from ADP cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Shareholders return their completed proxies, or record their votes by telephone with ADP, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a) any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, MANAGEMENT'S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

The Report of the Directors to Shareholders and the consolidated financial statements of the Company for the year ended December 31, 2003 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. These documents are being mailed to shareholders with this Information Circular.

Additional information relating to the Company may be found on SEDAR at www.sedar.com. A securityholder may contact the Company to request copies of the Company's financial statements and Management's Discussion and Analysis ("MD&A"). Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint De Visser Gray, of 401-905 West Pender Street, Vancouver, B.C. V6C 1L6, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

De Visser Gray was first appointed auditor of the Company on February 1, 1994.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 150,000,000 Shares divided into 100,000,000 Common Shares without par value (the "Common Shares") and 50,000,000 Preferred shares without par value. 30,464,667 Common Shares and no Preferred Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **April 8, 2004** as the record date for the determination of the shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there is no person beneficially owning, directly or indirectly, or exercising control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

DETERMINATION OF NUMBER OF DIRECTORS

The Company's Board of Directors is divided into three classes and the directors in each class have different terms of office. The directors in each class are elected at an annual general meeting to hold office for a term of three years or until their successors are duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or a director becomes disqualified to act as a director. The authority to determine the number of directors of the Company rests with the shareholders.

The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not. Management proposes to determine the number of directors comprising the Board of Directors at five and the approval of the shareholders is therefore being sought in this regard.

ELECTION OF DIRECTORS

The Company's Board of Directors presently has five members since a vacancy created in December 2003 has not been filled. At the Meeting, one director is to be elected, to hold office for the term expiring at the Annual General Meeting in 2007 or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for such one director, whose term of office expires at the Meeting.

The terms of office of the other four directors who are not nominees for election expire at the Annual General Meetings in 2005 and 2006, respectively.

MANAGEMENT DOES NOT CONTEMPLATE THAT THE NOMINEE WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON(S) AS DIRECTOR(S).

The following information concerning the directors has been furnished by the respective directors:

Name, Province/State and Country of Ordinary Residence	**Present principal occupation, business or employment and, if not elected a director by a vote of security holders, principal occupation, business or employment during the past five years**(2)	**Term of service as a director of the Company and Proposed Expiry Date and First and Last Position in the Company**	**Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised**(3)
Nominee for Election – Director whose term of office will expire at the Annual General Meeting in 2007			
David H. Watkins British Columbia, Canada	President, Chief Executive Officer and Director of the Company	President and Chief Executive Officer, Mar.22/2000 to date	591,380
Directors whose term of office will expire at the Annual General Meeting in 2006			
Glen D. Dickson(4)(5) British Columbia, Canada	Geologist; Chairman and Chief Executive Officer, Gold-Ore Resources Ltd., Nov./2002 to date	Chairman and Director, Dec.05/2002 to date	60,000

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by a vote of security holders, principal occupation, business or employment during the past five years[2]	Term of service as a director of the Company and Proposed Expiry Date and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[3]
Wilson J. Barbour[4] Ontario, Canada	Independent Financial Consultant	Director, May 20/2003 to date	75,000
Directors whose terms of office will expire at the Annual General Meeting in 2005			
William J. Coulter[4][5] British Columbia, Canada	Chairman and Chief Executive Officer, Commander Resources Ltd., Feb./2004 to date; President, Major General Resources Ltd., August 1999 to Feb./2004	Director, Jun.01/1984 to date	334,875[6]
James K.B. Hesketh[4][5] Colorado, United States	Vice-President, RMB Resources (Cayman) Limited, Jan./2004 to date;	Director, Sep.20/2001 to date	Nil

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4) Member of Audit Committee.

(5) Member of the Compensation Committee.

(6) 79,500 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

At the Company's Annual General Meeting held on May 20, 2003, the shareholders approved an amendment to the Company's Employee Incentive Stock Option Plan (the "Plan") so that up to a total of 3,934,000 common shares may be allocated and reserved for option. As of the date hereof, 2,530,500 common shares have been granted under the Existing Plan so that 1,403,500 common shares are available for option under the Existing Plan.

The Plan complies with the rules set forth for such plans by The Toronto Stock Exchange (the "Exchange") and provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options are issued at the discretion of the Board of Directors. The exercise price must not be lower than the "market price" of the common shares on the Exchange at the time of grant. In the context of the Plan, "market price" means the closing price of the Company's shares on the Exchange at the close of trading which immediately preceded the time that the option was granted. If the shares of the Company do not trade on such day, the "market price" shall be the average of the bid and the ask prices on the previous trading day.

The Plan also provides for a maximum term of 10 years for all options.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and key employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers and key employees to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

(b) Granting of Options

During the most recently completed financial year (January 1, 2003 to December 31, 2003) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consideration received for Options	Exercise Price Per Share	Expiry Date
Robert J. McLeod(1)	Feb.06/2003	100,000	Nominal	$0.29	Feb.06/2006
Wilson J. Barbour	Jun.02/2003	150,000	Nominal	$0.23	Jun.02/2006
William J. Coulter	Jun.16/2003	125,000	Nominal	$0.25	Jun.16/2006
Glen D. Dickson	Jun.16/2003	25,000	Nominal	$0.25	Jun.16/2006
James K.B. Hesketh	Jun.16/2003	25,000	Nominal	$0.25	Jun.16/2006
David H. Watkins	Jun.16/2003	500,000	Nominal	$0.25	Jun.16/2006
Peter R. DeLancey(2)	Jun.16/2003	200,000	Nominal	$0.25	Jun.16/2006
Teresa Cheng	Jun.16/2003	175,000	Nominal	$0.25	Jun.16/2006
Robert J. McLeod(1)	Jun.16/2003	100,000	Nominal	$0.25	Jun.16/2006
Michael Williams(3)	Jun.16/2003	100,000	Nominal	$0.25	Jun.16/2006

(1) Mr. McLeod resigned as an officer of the Company effective January 31, 2004 and, exercised all of such options.

(2) Mr. DeLancey resigned as a director of the Company effective December 15, 2003 and, prior thereto, exercised the subject option as to 100,000 shares.

(3) Mr. Williams resigned as an officer of the Company effective January 31, 2004 and exercised all of such options.

Subsequent to the end of the Financial Period, the Company granted the following incentive stock option to an insider:

Name of Optionee	Date of Grant	No. of Shares	Consideration received for Options	Exercise Price Per Share	Expiry Date
William R. Stanley	Jan.09/2004	250,000	Nominal	$0.50	Jan.09/2007

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c) Exercise of Options

The following are particulars of incentive stock options exercised by the directors and other insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value [(1)]
40,000	$0.20	Sep.23/2003	$0.38	$7,200
20,000	$0.25	Sep.24/2003	$0.38	$2,600
75,000	$0.23	Oct.06/2003	$0.34	$8,250
35,000	$0.20	Oct.20/2003	$0.40	$7,000
80,000	$0.25	Oct.21/2003	$0.46	$16,800
100,000	$0.25	Dec.02/2003	$0.60	$35,000
50,000	$0.34	Dec.18/2003	$0.51	$8,500

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.

(d) Summary of Number of Securities under Option

In summary:

(i) incentive stock options to purchase a total of 1,530,000 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of 1,500,000 common shares were granted to insiders.
(ii) as at the date hereof, incentive stock options to purchase up to a total of 1,840,000 common shares are outstanding, of which options to purchase up to a total of 1,520,000 shares pertain to insiders.

ADVANCE SHAREHOLDER APPROVAL FOR THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL

The Company from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange (the "Exchange") the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "Exchange 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the Exchange 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations. The Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may otherwise exceed the Exchange 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Company's issued and outstanding share capital as of the date of this Information Circular was 30,464,667 Common Shares and the Company proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the 12-month period commencing May 13, 2004 would not exceed 30,464,667 Common Shares, or 100% of the Company's issued and outstanding share capital as of the date of this Information Circular.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;
(b) it cannot materially affect control of the Company;
(c) it must be completed within a 12-month period following the date advance shareholder approval is given; and
(d) it must comply with the private placement pricing rules of the Exchange which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the Exchange on the trading day prior to the date notice of the private placement is given to the Exchange (the "Market Price"), less the applicable discount as follows:

Market Price	**Maximum Discount Therefrom**
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the Exchange 25% Rule, the Company requests its shareholders to pass an ordinary resolution on the following terms:

> "BE IT RESOLVED, with or without amendment, as an ordinary resolution, that the issuance by the Company in one or more private placements during the 12-month period commencing May 13, 2004 of such number of securities that would result in the Company issuing or making issuable up to 30,464,667 common shares, or 100% of the Company's issued and outstanding share capital, as more particularly described in and subject to the restrictions described in the Company's Information Circular, dated March 31, 2004, is hereby approved."

The directors of the Company believe the passing of the ordinary resolution to be in the best interests of the Company and recommend the shareholders vote in favour of the resolution. In the event the resolution is not passed, the Exchange will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceeds the Exchange 25% Rule, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

In the event that the shareholders do not pass the resolution authorizing the Company to issue up to 100% of the number of Common Shares outstanding as at the date of the Meeting by way of private placements with arm's length subscribers, the Company may be required to seek specific shareholder approval for private placements negotiated thereafter.

An ordinary resolution requires the approval of a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person at a general meeting of the Company.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

However, reference is made to the heading "Incentive Stock Options ".

MANAGEMENT CONTRACTS

There are no management functions of the Company or any of its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or any of its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSE") requires listed companies to report annually to their shareholders on their corporate governance practices and policies with reference to the guidelines (the "Guidelines") set forth by the TSE in its "Report of the Toronto Stock Exchange Committee on Corporate Governance" (the "TSE Report"). The latest Guidelines deal with the composition of the Board and its committees, the mandate and responsibility of the Board, and the processes followed by the Board in carrying out its mandate. Compliance with these Guidelines is not mandated by law and the TSE Report acknowledges that the unique characteristics of individual corporations will result in varying degrees of compliance with such Guidelines.

The Company is also in substantial compliance with CSA's Multilateral Instrument 52-110 pertaining to audit committees that came into force on March 30, 2004 and is applicable in 2004 (the "Canadian Audit Committee Rules"), and with proposed corporate governance guidelines released for comment by the CSA on January 16, 2004 which are expected to be in force in 2005 ("Proposed Canadian Governance Guidelines").

The "Statement of Corporate Governance Practices of the Company as Compared to the Current TSX Guidelines for Corporate Governance" is attached to this Information Circular as Schedule "B". It has been approved by the Board of Directors. Additional information on the Company's Board of Directors and its committees is set forth below.

A. Mandate and Responsibility of the Board

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas set forth in the Guidelines:

- the strategic planning process of the Company;
- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;
- the Company's policies regarding communications with its shareholders and others; and
- the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. One key member of management is a member of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and visit the operations of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's operations, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

B. Composition of the Board

The Company appointed Glen D. Dickson as the Chairman and a director of the Company on December 5, 2002. The Chairman assists the Board to function independently of management.

The Board is comprised of five directors. One director, who is also an officer, is an employee of the Company and is involved in management of the Company. The Board considers that the four remaining directors are "unrelated directors" for the purposes of the Guidelines since it considers that they are independent of management and free from any interests or any other business or other relationships which could, or could reasonably be perceived to, materially interfere with their ability to act or exercise judgment in the best interests of the Company. If any conflict of interest situation arises, the directors involved abstain from voting, in accordance with corporate law principles.

Accordingly, the Board considers that the composition of the Board meets the Guidelines. The Board also considers that its composition fairly reflects the shareholdings in the Company.

The Board considers its size to be appropriate and effective for the carrying out of its responsibilities.

C. Description of Board Committees

The Board has established two full-time committees, an Audit Committee and a Compensation Committee. Consistent with the Guidelines, these committees are comprised entirely of unrelated directors. The Board has adopted a charter with respect to its Audit and Compensation Committees and a Code of Ethics for Officers, as more fully set forth below:

I. *Audit Committee Charter*

Purpose

A. The Committee serves as the representative of the Board for the general oversight of the Company's affairs relating to:

- the internal controls and management information systems of the Company
- the quality and integrity of the Company's financial statements
- the Company's compliance with legal and regulatory requirements
- the auditor's qualifications and independence; and
- the performance of the Company's internal audit function and auditors.

B. Through its activities, the Committee facilitates open communication among directors, auditors and management by meeting in private sessions regularly with these parties.

C. The Committee also provides oversight regarding significant financial matters, including borrowing, currency exposure, dividends, share issuance and repurchases, and the financial aspects of the Company's benefit plans.

Committee Membership

The Audit Committee of the Board of Directors (the "Board") shall consist of at least three directors. Each member of the Audit Committee shall meet the listing standards relating to independence of the Toronto Stock Exchange (the "Exchange") and all other applicable regulatory authorities. Under the Sarbanes-Oxley Act, at least one member of the Committee must be a "financial expert", whose qualifications include financial literacy, independence and accounting or related financial expertise. The Audit Committee shall report to the Board. A majority of the members of the Committee shall constitute a quorum. The members of the Audit Committee shall be appointed and replaced by the Board.

Meetings and Procedures

A. The Audit Committee shall convene at least four times a year.

B. It shall endeavour to determine that auditing procedures and controls are adequate to safeguard Company assets and to assess compliance with Company policies and legal requirements.

Responsibilities

A. The Audit Committee shall:

1. Have the sole authority to select, compensate, oversee, evaluate and, where appropriate, replace the auditor.
2. Annually review the management arrangements for the Company.
3. Annually review and approve the proposed scope of each fiscal year's internal and outside audit at the beginning of each new fiscal year.
4. Review and approve any audit and non-audit services and fees to be provided by the Company's auditor.
5. At, or shortly after the end of each fiscal year, review with the auditor and management, the audited financial statements and related opinion and costs of the audit of that year.
6. Review funding and investment policies, implementation of funding policies and investment performance of the Company's benefit plans.

7. Provide any recommendations, certifications and reports that may be required by the Exchange or applicable regulatory authorities including the report of the Audit Committee that must be included in the Company's annual proxy statement.
8. Review and discuss the annual audited financial statements and quarterly financial statements with management and the auditor.
9. Have the authority to engage independent counsel and other advisers as it determines necessary to carryout its duties. The company shall provide for appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board, for payment of compensation to any advisers employed by the Audit committee and to the auditor employed by the Company for the purpose of rendering or issuing an audit report.
10. Discuss with management and the auditor the Company's policies with respect to risk assessment and risk management.
11. Meet separately, periodically, with management and the auditor.
12. In consultation with the auditor and management, review the integrity of the Company's financial reporting process.
13. Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.
14. Review with the auditor:
    (a) any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the auditor's activities or on access to requested information, and any significant disagreements with management; and
    (b) management's responses to such matters.
15. Review and discuss with the auditor the responsibility, budget and staffing of the Company's internal audit function.
16. Report regularly to the Board. Such report to the Board may take the form of an oral report by the Chairman or any other member of the Audit Committee designated by the Audit Committee to make such report.
17. Perform a review and evaluation, at least annually, of the performance of the Audit committee. In addition, the Audit Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Audit Committee considers necessary or valuable. The Audit Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

2. *Compensation Committee Charter*

Purpose

The Compensation Committee is appointed by the Board to discharge the Board's responsibilities relating to compensation to the Company's executive. The Compensation Committee has overall responsibility for approving and evaluation the management, the compensation plans, policies and programs of the Company. The Compensation Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company's proxy statement, in accordance with applicable rules and regulations.

Committee Membership

The Compensation Committee shall consist of no fewer than three members, each of whom shall be a director of the Company. Each member of the Compensation Committee shall meet the listing standards relating to independence of The Toronto Stock Exchange and all other applicable regulatory authorities. The Compensation Committee shall report to the Board. A majority of the members of the Compensation Committee shall constitute a quorum. The members of the Compensation Committee shall be appointed and replaced by the Board.

Committee Authority and Responsibilities

1. The Compensation Committee shall annually review and approve corporate goals and objectives relevant to compensation, evaluate management's performance in light of those goals and objectives, and determine management's compensation levels based on this evaluation. In determining the long-term incentive component of management compensation, the Compensation Committee will consider the Company's performance and relative shareholder return, the value of similar incentive awards to management at comparable companies, the awards given to management in past years, and other factors it deems appropriate.

2. The Compensation Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of management compensation and shall have sole authority to approve the consultant's fees and other retention terms, all at the Company's expense.

3. The Compensation Committee shall annually review and determine the compensation of management, including incentive-compensation plans and equity-based plans.

4. The Compensation Committee shall annually review and approve, for management of the Company:

   (a) the annual base salary level;
   (b) the annual incentive opportunity level;
   (c) the long-term incentive opportunity level;
   (d) the terms of any employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate; and
   (e) any special or supplemental benefits.

5. The terms of any employment agreements or contracts, including those for new hire, temporary employees or consultants, should be reviewed and approved by the Compensation Committee.

6. The Compensation Committee may form and delegate authority to subcommittees, when appropriate.

7. The Compensation Committee shall make regular reports to the Board.

8. The Compensation Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Compensation Committee shall annually evaluate its own performance.

9. The Compensation Committee, and each member of the Compensation Committee in his or her capacity as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by:

   (a) officers and other employees of the Company, whom such member believes to be reliable and competent in the matters presented; and
   (b) counsel, public accountants or other persons as to matters which the member believes to be within the professional competence of such person.

3. *<u>Code of Ethics for Officers</u>*

It is the policy of the Company that all officers, including the Chief Executive Officer and the Chief Financial Officer, adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

1. Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal, private interest and the interest of the Company, including receiving improper personal benefits as a result of his or her position.

2. Provide stakeholders with information that is accurate, complete, objective, relevant, timely and understandable.

3. Comply with the laws of federal, provincial and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdiction over the Company.

4. Act in good faith, responsibly, with due care and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised.

5. Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities except when authorized or otherwise legally obligated to disclose. Do not use confidential information, acquired in the course of the performance of his or her responsibilities, for personal advantage. Do not compete directly or indirectly with the Company.

6. Proactively promote ethical behaviour among subordinates and peers.

7. Use corporate assets and resources employed or entrusted in a responsible manner.

8. Advance the Company's legitimate interest and proactively promote high integrity as a responsible member of his or her business team and/or in his or her work environment.

The Company's corporate governance practices substantially comply with the Guidelines for Improved Corporate Governance in Canada adopted by the Toronto Stock Exchange.

D. Board Approvals and Review

No formal description has yet been established of the types of decisions by the Company which will require prior Board approval. To date, all substantive decisions involving acquisitions, major financings, major asset sales, budgets and major business initiatives have been referred to the Board. Having regard to the size of the Board (five) and the relatively frequent and active nature of the current Board involvement in the Company's business affairs, no formal mechanism related to nominations for the Board or review of performance of Board members is contemplated. As and when the Company's activities evolve beyond the early stages of exploration for mineral interests, Board size and review criteria will likely be further considered.

E. Board Independent of Management

It is the responsibility of the Chairman to ensure that the Board operates independently of management. The Board reviews at least annually the existence of any relationships between each director and the Company to ensure that the majority of directors are unrelated to and independent of the Company. The Chairman has the discretion to meet with unrelated directors, as and when the circumstances warrant.

F. Shareholder Feedback and Liaison

For the past five years, shareholder inquiries and concerns have been dealt with prior to January 2004 by Michael Williams, Vice-President. The Company has an Investor Relations Manager for direct communication with investors, to maintain a current website (www.atna.com) and to respond to toll-free calls (1-800-789-2862) and e-mails at (atna@atna.com) and filings via SEDAR (www.sedar.com).

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of March 31, 2004.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Atna Resources Ltd.

David H. Watkins, President

Schedule "A" to the Information Circular of
Atna Resources Ltd. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "long-term incentive plan" or "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d) "measurement period" means the period beginning at the "measurement point" which is established by the market close on the last trading day before the beginning of the Company's fifth preceding financial year, through and including the end of the company's most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e) "Named Executive Officers" or "NEOs" means the following individuals:

(i) each CEO;
(ii) each CFO;
(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and
(iv) any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f) "normal retirement age" means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g) "options" includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h) "plan" includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i) "replacement grant" means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j) "repricing" of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k) "stock appreciation right" or "SAR" means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

A. Executive Compensation

During the fiscal year ended December 31, 2003, the Company had one named executive officer (for the purposes of applicable securities legislation), namely David H. Watkins, the President and Chief Executive Officer, and Teresa Cheng, the Secretary and Chief Financial Officer (the **"Named Executive Officers"**).

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	Year [(1)]	Salary ($)	Bonus ($)	Other Annual Compensation ($)[(3)]	Securities Under Options/ SARs granted (#)	Shares or Units subject to Resale Restrictions ($)[(2)]	LTIP payouts ($)	All Other Compensation ($)[(4)]
Peter R. DeLancey, Chairman[(5)] and Chief Geologist	2001 2002 2003	130,000 72,091 49,846	n/a n/a n/a	Nil Nil Nil	Nil Nil 200,000	Nil Nil n/a	Nil Nil n/a	588[(8)] 475[(8)] 67,268[(9)]
David H. Watkins President and Chief Executive Officer	2001 2002 2003	153,000 175,000 138,333	n/a n/a n/a	Nil Nil Nil	Nil Nil 500,000	Nil Nil Nil	Nil Nil Nil	392[(8)] 742[(8)] 56,427[(10)]
John Purkis Vice-President, Mining & Development	2001 2002 2003	145,000 330,247[(6)] n/a	n/a n/a n/a	Nil Nil n/a	Nil Nil n/a	Nil Nil n/a	Nil Nil n/a	588[(8)] 616[(8)] n/a
Peter Holbek Vice-President, Exploration	2001 2002 2003	90,000 255,000[(7)] n/a	n/a n/a n/a	Nil Nil n/a	Nil Nil n/a	Nil Nil n/a	Nil Nil n/a	521[(8)] 546[(8)] n/a
Teresa Cheng Secretary and Chief Financial Officer	2001 2002 2003	72,000 72,000 72,000	n/a n/a n/a	Nil Nil Nil	Nil Nil 175,000	Nil Nil Nil	Nil Nil Nil	$400[(8)] $505[(8)] $52,822 [(11)]

Notes: (1) Financial year for the period January 1 to December 31.

(2) Includes the dollar value (net of consideration paid by the NEO) calculated by multiplying the closing market price of the Company's free trading shares on the date of grant by the number of stock or stock units awarded.

(3) Perquisites and other personal benefits, securities or property for the most three most recently completed financial years do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus.

(4) Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

(5) Peter R. DeLancey resigned and Glen D. Dickson was appointed as the Company's Chairman effective December 5, 2002.

(6) Includes severance payment of $185,247.

(7) Includes severance payment of $180,000.

(8) Term life insurance.

(9) The parties agreed to terminate an employment agreement between the Company and Mr. DeLancey by paying one-third of the severance payment set out in the agreement. The payment was term life insurance in the amount of $432 and 290,590 shares at $0.23 per share.

(10) The parties agreed to terminate an employment agreement between the Company and Mr. Watkins by paying one-third of the severance payment set out in the agreement. The payment was term life insurance in the amount of $910 and 241,380 shares at $0.23 per share.

(11) The parties agreed to terminate an employment agreement between the Company and Ms. Cheng by paying one-third of the severance payment set out in the agreement. The payment was term life insurance in the amount of $619 and 229,660 shares at $0.23 per share.

B. Options and Stock Appreciation Rights ("SARs")

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial year (January 1, 2003 to December 31, 2003) (the "Financial Period"):

NEO Name	Securities under Options/SARs granted (#)	Percent of Total Options/SARs granted to Employees in Financial Period	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Teresa Cheng	175,000	11.44%	$0.25 per share	$0.25 per share	Jun.16/2006
David H. Watkins	500,000	32.68%[(1)]	$0.25 per share	$0.25 per share	Jun.16/2006

(1) Reflected as a percentage of the total number of options to purchase common shares granted (1,530,000) during the Financial Period.

No incentive stock options were exercised by the Named Executive Officers during the Financial Period.

C. Pension Plan

The Named Executive Officers do not participate in any defined benefit or actuarial plan.

D. Termination of Employment, Change in Responsibilities and Employment Contracts

During the Financial Period, there were no employment contracts between the Company and any of its subsidiaries and the Named Executive Officers and there were no compensatory plans or arrangements, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officers save and except as set forth below:

The Company entered into Termination Letters, dated January 17, 2003, with each of Peter R. DeLancey, David H. Watkins and Teresa Cheng (collectively the "Employees") which provided that the Company pay 30% of the current cash severance payment of $175,175 in the form of 761,630 shares at a deemed price of $0.23 per share, representing the closing price of the Company's shares on May 30, 2003 with respect to employment agreements entered into with each of the aforesaid persons.

By letters, dated January 21, 2003, as amended May 30, 2003, (the "Acceptance Letters"), the Employees accepted the Termination Letters and the subject shares were issued on June 2, 2003.

E. Composition of Compensation Committee

The Board of Directors upon the advice of the Compensation Committee determines executive compensation for the Company. The Compensation Committee is comprised of Glen D. Dickson, William J. Coulter and James K.B. Hesketh.

F. Report on Executive Compensation

The Compensation Committee meets as required, but at least annually. The Committee reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Committee has the specific mandate to review and approve executive compensation. In carrying out its mandate, the Committee assesses on an annual basis the performance of the Chief Executive Officer against established objectives. It also reviews performance reports submitted for other executive officers.

Compensation Philosophy and Process

The Compensation Committee reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable companies, and makes a recommendation to the Board for approval annually.

Chief Executive Officer Compensation Summary

For the period ended December 31, 2003, the Chief Executive Officer was compensated in the amount of $138,333 and received an incentive stock option to purchase up to 500,000 shares of the Company exercisable at a price of $0.25 per share at any time up to June 16, 2006.

G. Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the TSE 300 Composite Index for the five-year period commencing December 31, 1998 and ending December 31, 2003.

The Company did not pay any dividends during the subject period.

FIVE YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT ASSUMING DIVIDENDS ARE REINVESTED

(December 31, 1998 - December 31, 2003)


Cumulative Value of a $100 Investment as of December 31,
200.00
150.00
100.00
50.00
-
Dollars
1998
1999
2000
2001
2002
2003
Year
Company
S&P / TSX

The common shares of the Company are posted and listed for trading on The Toronto Stock Exchange.

H. **Compensation of Directors**

During the Financial Period, no compensation was paid or is payable by the Company to the directors of the Company, other than the Chief Executive Officer (the "Other Directors"), or the Company's subsidiaries, if any, for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b) as consultants or experts.

save and except as otherwise herein disclosed.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. During the Financial Period, on June 2, 2003, one of the Other Directors was granted incentive stock options to purchase up to 150,000 common shares of the Company exercisable for a term of three years from the date of grant at $0.23 per share, and on June 16, 2003, certain of the Other Directors were granted incentive stock options to purchase up to 375,000 common shares of the Company exercisable for a term of three years from the date of grant at $0.25 per share.

Schedule "B" to the Information Circular of
Atna Resources Ltd. (the "Company")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES AS COMPARED TO THE CURRENT TSX GUIDELINES FOR CORPORATE GOVERNANCE

TSX Guidelines	Governance Procedures at the Company
Guideline 1	**The Board of Directors should explicitly assume responsibility for the stewardship of the Company. As part of that overall stewardship responsibility, the board of directors should assume responsibility for certain matters.**
Does the Company align?	*Yes*
Description of Approach	*The Board has responsibility for the overall stewardship of the Company, establishing policies and standards of the Company in the operation of its businesses and reviewing and approving its strategic plans. The Board has adopted a published set of Corporate Governance Guidelines that address the structure and composition of the Board and its committees and provides guidance to both the Board and management in clarifying their respective responsibilities and ensuring effective communication between the Board and management. The Board reviews, discusses and approves various matters related to the Company's strategic direction, business and operations, including the approval of acquisitions, dispositions and financings that are outside the normal course of business.*
Guideline 1(a)	**Board of Directors should specifically assume responsibility for adoption of a strategic planning process**
Does the Company align?	*Yes*
Description of Approach	*The Board believes that management is primarily responsible for the development of the Company's strategic plan. The Board reviews, questions, validates and approves the Company's strategic plan on an annual basis and approves all material changes. The Board also recognizes that strategic planning is a continuous process and consequently meets from time to time during the year as plans evolve which require its consideration or approval.*
Guideline 1(b)	**The Board of Directors should specifically assume responsibility for identification of principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks.**
Does the Company align?	*Yes*
Description of Approach	*The Board is responsible for understanding and overseeing compliance with processes that are in place to mitigate the principal risks associates with the Company's business on an ongoing basis, and it is the responsibility of management to ensure that the Board and its committees are kept well informed of these changing risks on a timely basis. The principal risks of the Company are those related to metal prices, availability of finance and technical risk associated with exploration.* *The Audit Committee of the Board reviews the Company's financial risk management policies and procedures and reports to the Board on these matters on a quarterly basis. The Board also receives and reviews periodic technical reports, business reports and legal agreements/negotiations.*

TSX Guidelines	Governance Procedures at the Company
Guideline 1(c)	**The Board of Directors should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management**
Does the Company align?	*Yes*
Description of Approach	*The Board chooses the President and Chief Executive Officer and approves the appointment of senior management. It approves corporate objectives and compensation of the Chief Executive officer. The Board reviews and assesses the performance of the President and Chief Executive Officer and based on the review, approves salary, bonus and incentive stock options to the President and Chief Executive Officer. The Board encourages senior management to participate in professional development and training programs.*
Guideline 1(d)	**The Board of Directors should specifically assume responsibility for Communications Policy**
Does the Company align?	*Yes*
Description of Approach	*The Board approves the Company's major communications, including annual and quarterly reports. Policy requires accurate and timely disclosure of all important information. The Company has an Investor Relations Manger for direct communication with investors to maintain a current website (www.atna.com) and to respond to toll-free calls (1-800-789-2862) and e-ail (atna@atna.com) and filings via SEDAR (www.sedar.com).*
Guideline 1(e)	**The Board of Directors should specifically assume responsibility for the integrity control and management information systems**
Does the Company align?	*Yes*
Description of Approach	*The Audit Committee requires management to implement and maintain appropriate systems of internal controls and meets with the Company's CFO, in executive sessions and with management, on at least a quarterly basis to oversee the effectiveness of these systems. In addition, the Company's President and Chief Executive Officer and Chief Financial Officer provide certificates relating to the contents of the Company's quarterly and annual reports, which are filed with securities regulatory authorities, stating that they have evaluated and reported on the effectiveness of the Company's internal and disclosure control procedures.*
Guideline 2	**The board of directors should be constituted with a majority of individuals who qualify as "unrelated" directors. An unrelated director is a director who is independent from management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to , materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.**
Does the Company align?	*Yes*
Description of Approach	*The Board reviews at least annually the existence of any relationships between each director and the Company to ensure that the majority of directors are unrelated to and independent of the Company. The Board has determined that the "unrelated" directors have no material relationship with the Company.*

TSX Guidelines	Governance Procedures at the Company
Guideline 3	**The board of directors has the responsibility for applying the definition "unrelated director" to circumstances of each individual director and for disclosing annually the analysis of the application of the principles supporting their conclusion. Management directors are related directors.**
Does the Company align?	*Yes*
Description of Approach	*David H. Watkins, the President and Chief Executive Officer of the Company, is not an unrelated director.* *The Board has determined that the remainder of the directors are unrelated directors. None of such directors works in the day-to-day operations of the Company nor has an interest, business or other relationship that could or could reasonably be perceived to materially interfere with his ability to act in the best interests of the Company. None of such directors receives compensation from the Company, other than by way of incentive stock options. The Board monitors the contribution and independence of directors and any potential for conflicts of interest. Due to the specialized nature of the Company's business, the Company believes that it is important for its Board to be composed of qualified and knowledgeable directors. The Board has taken these factors into consideration in making its determination of independence.*
Guideline 4	**The board of directors should appoint a committee of directors composed exclusively of outside i.e. non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board of new nominees and for assessing directors on an ongoing basis.**
Does the Company align?	*No*
Description of Approach	*The Board as a whole is responsible for proposing new nominees for the position of directors. The Board annually reviews the general and specific criteria applicable to candidates to be considered for nomination. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. New nominees must have experience in the industry or experience in general business management of similar size and scope as the Company's, the ability to devote the time required, and a willingness to serve.*
Guideline 5	**Every board of directors should implement a process to be carried out by a nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.**
Does the Company align?	*No*
Description of Approach	*The Board as a whole is responsible for making an annual assessment of the overall performance of the Board and its committees.*
Guideline 6	**Every company should provide an orientation and education program for new recruits to the board,**
Does the Company align?	*No. The Company's small size makes such a program unnecessary.*

TSX Guidelines	Governance Procedures at the Company
Guideline 7	**Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.**
Does the Company align?	*Yes*
Description of Approach	*The Board as a whole is mandated to review the size and composition of the Board from time to time. The Board has determined that, at present, it is in the best interests of the Company to maintain a smaller Board, in the range of four to six. It is the Board's belief that this range is currently sufficient to provide a diversity of expertise and opinions and to allow effective committee organization, yet small enough for efficient meetings and decision-making.*
Guideline 8	**The board of directors should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects risks and responsibilities involved in being an effective director.**
Does the Company align?	*Yes*
Description of Approach	*The Compensation Committee reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable companies, and makes a recommendation to the Board for approval annually. At the present time, directors are compensated for serving as directors only in the form of incentive stock options.*
Guideline 9	**Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include one or more inside directors.**
Does the Company align?	*Yes*
Description of Approach	*The Board believes that, as a matter of policy, there should be a majority of outside, unrelated and independent directors on each of the committees. The Audit Committee and the Compensation Committee are composed entirely of outside, unrelated and independent directors.*
Guideline 10	**The board of directors should expressly assume, or assign to a committee, responsibility for, developing the company's approach to governance issues, including the response to the TSX Guidelines.**
Does the Company align?	*Yes*
Description of Approach	*The mandate of the Board includes responsibility to undertake initiatives that are needed to help deliver effective corporate governance. The Board is responsible for reviewing the overall governance principles of the Company and monitoring the Company's disclosure, including this statement of corporate governance practices.*

TSX Guidelines	Governance Procedures at the Company
Guideline 11	**The Board of Directors, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.**
Does the Company align?	*Yes*
Description of Approach	*The Board operates under written terms of reference while retaining plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.* *The Board has approved terms of reference of the position of the President and Chief Executive Officer, which defines the President and Chief Executive Officer's duties and responsibilities. These duties include:* - *the development and recommendation of strategic plans to the Board that provide for the Company's growth and overall success, including involving the Board in the early stages of strategy development;* - *the implementation of business and operational plans;* - *reporting regularly to the Board on the overall progress and results against operating and financial objectives; and* - *the commitment of corporate resources and entrance into agreements in the ordinary course of business in order to pursue the approved strategies of the Company, with the proviso that major commitments, exposures and risks are reported to the Board on a regular and timely basis.* *The Board annually reviews and approves the President and Chief Executive Officer's personal performance objectives and reviews with him his performance against the previous years objectives.*
Guideline 12	**The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be (i) appoint a non-management chair or (ii) adopt alternate means such as a lead director.** **Appropriate procedures may involve the board meeting on a regular basis without management or assigning the responsibility of administering the board's relationship with management to a committee of the board.**
Does the Company align?	*Yes*
Description of Approach	*The Board has the responsibility to ensure that the Board functions independently of management. The Board has appointed a Chairman. The Board's responsibilities include the review of the Company's structures and procedures to ensure the Board is able to function independently of management and that it does so function. In addition, the Board monitors the quality of the relationship between management and the Board and recommends improvements as deemed necessary or desirable.* *At the conclusion of each Board meeting, and if deemed appropriate by the Chairman, non-management directors meet without the present of management to discuss the issues that have arisen at the meeting and other matters of interest.* *The Board, as a matter of policy, appoints the Chairman in a non-executive capacity.*

TSX Guidelines	Governance Procedures at the Company
Guideline 13	**The audit committee of every board of directors should be comprised only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to committee shareholders. The audit committee should have direct access to internal and external auditors and the committee's duties should include oversight responsibilities for management reporting on internal controls. In addition, the audit committee should ensure that management has an effective system of internal control.**
Does the Company align?	*Yes*
Description of Approach	*All four members of the Audit Committee are outside, unrelated and independent directors. All members of the Audit Committee are financially literate as defined under the Canadian Audit Committee Rules and the Proposed Canadian Governance guidelines.* *The charter of the Audit Committee specifically defines the committee's roles and responsibilities and is summarized elsewhere in this Information Circular.*
Guideline 14	**The board of directors should implement a system that enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. This engagement should be subject to approval by an appropriate committee of the board.**
Does the Company align?	*Yes*
Description of Approach	*The Company recognizes that individual directors may desire the services of an independent advisor or expert to assist in matters involving their respective responsibilities as Board or committee members. The Board has determined that any director who wishes to engage an outside advisor at the expense of the Company may do so if he or she first advises the Board. As well, each committee charter specifically authorizes such committee to engage outside experts as it deems necessary to carry out the committee's duties.*

ATNA
RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Glen D. Dickson
Chairman & Director

David H. Watkins
President, C.E.O. &
Director

William J. Coulter
Director

Wilson Barbour
Director

James K.B. Hesketh
Director

Teresa Cheng
Corporate Secretary & C.F.O.

William R. Stanley
Vice President, Exploration

REGISTERED & RECORDS OFFICE

1040-999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2

SUBSIDIARIES

Atna Resources Inc.
Minera Atna Chile Limitada
Atna Cayman Ltd.

AUDITORS

De Visser Gray
Chartered Accountants
401 - 905 West Pender Street
Vancouver, British Columbia
Canada V6C 1L6

REGISTRAR & TRANSFER AGENTS

Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, British Columbia
Canada V6C 3B8

BNY Trust Company of Canada
Suite 1101 - 4 King Street West
Toronto, Ontario
M5H 1B6

HEAD OFFICE

Suite 510 - 510 Burrard Street
Vancouver, BC, Canada, V6C 3A8
Telephone: (604) 684-2285
Toll Free: 1-800-789-ATNA
Fax: (604) 684-8887
E-mail: atna@atna.com
Website: www.atna.com

SHAREHOLDER INFORMATION

Contact Deanna McDonald
Manager, IR / Project Geologist

SHARES LISTED

Toronto Stock Exchange
Symbol – ATN
Standard & Poors
S.E.C. 20F No. 0-29336

SHARE CAPITALIZATION

Authorized:
100,000,000 common shares
50,000,000 preferred shares
Issued/outstanding at March 30, 2004:
30,464,667



ATNA
RESOURCES LTD.

Suite 510
510 Burrard Street
Vancouver,
British Columbia
Canada, V6C 3A8

Tel: 604.684.2285
Toll Free: 1.800.789.ATNA
Fax: 604.684.8887

E-mail: atna@atna.com
www.atna.com